U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02047712

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PROCESSED

AUG 1 2 2002

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

By: Paul Miatello
Its: Secretary

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
e-mail: wkennedy@revprop.com
http://www.revprop.com

March 8, 2002

Contact: William I. Kennedy
               President

REVENUE PROPERTIES COMPANY LIMITED
ANNOUNCES ISSUER BID FOR ITS
6% CONVERTIBLE SUBORDINATED DEBENTURES

TORONTO, March 8, 2002.   Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today RPCL is making an issuer bid to purchase for cash all of the U.S. $34,599,000 aggregate principal amount of its 6% Convertible Subordinated Debentures due March 1, 2004 (the "Debentures") at a price of U.S. $950 for each U.S. $1,000 principal amount of Debentures, plus any accrued and unpaid interest to but excluding the date of purchase.   The Debentures trade on the Toronto Stock Exchange under the symbol RPC. DB.U.

The issuer bid circular is to be mailed to holders of the Debentures on or about March 14, 2002. The offer will be subject to various conditions typical of a transaction of this nature and will be open for acceptance until 6 p.m. (Toronto time) on April 18, 2002, unless extended or withdrawn.

The offer is not being made to, nor shall deposits be accepted from or on behalf of, persons in the United States or U.S. persons.   There is to be no solicitation, directly or indirectly, for tenders of the Debentures under the offer in the U.S.

Revenue Properties Company Limited is a fully integrated real estate company engaged in the acquisition, development and ownership of income-producing properties. Additional information can be obtained on the Internet at http://www.revprop.com.

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